SCHEDULE 13D

Reg.§240.13d-101 (Schedule 13D) Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and Amendments Thereto Filed Pursuant to §240.13d-2(a)

                        SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                                  SCHEDULE 13D
           Under the Securities Exchange Act of 1394 (Amendment No.  )*

                               Biosynergy, Inc.
 ................................................................................
                               (Name of Issuer)

                         Common Stock (No Par Value)
 ................................................................................
                         (Title of Class of Securities)

                                   090917 105
 ................................................................................
                                 (CUSIP Number)

Lauane C. Addis, 180 N. LaSalle St., Suite 3001, Chicago, IL 60601 312-236-4111
 ................................................................................
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  April 30, 1999
 ................................................................................
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for he purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   090917105
______________________________________________________________________________
  1) Names of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities only)
          Stevia Company, Inc. - 36-2967419
 ...............................................................................
______________________________________________________________________________
  2) Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) ..................................................................
         (b)...................................................................
______________________________________________________________________________
  3) SEC Use Only..............................................................
______________________________________________________________________________
  4) Source of Funds (See Instructions)       Not applicable
 ...............................................................................
______________________________________________________________________________
  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e) ...........
______________________________________________________________________________
  6) Citizenship of Place of Organization     Illinois
                                          .....................................
______________________________________________________________________________
Number of Shares           7) Sole Voting Power .....0.........................
Beneficially Owned         ___________________________________________________
by Each Reporting          8) Sharing Voting Power .......0....................
Person With                ___________________________________________________
                           9) Sole Dispositive Power .....0....................
                           ___________________________________________________
                           10) Shared Dispositive Power ...0...................
______________________________________________________________________________
  11) Aggregate Amount Beneficially Owned by Each Reporting Person ...0.....
______________________________________________________________________________
  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)..
______________________________________________________________________________
  13) Percent of Class Represented by Amount in Row (11) ......0%..............
______________________________________________________________________________
  14) Type of Reporting Person (See Instructions).......co.....................
 ...............................................................................
 ...............................................................................
 ...............................................................................
 ...............................................................................
 ...............................................................................
 ...............................................................................
 ...............................................................................
 ...............................................................................

Item 1              Security and Issuer:

                        Common Stock (No Par Value)
                        Biosynergy, Inc.
                        1940 E. Devon
                        Elk Grove Village, IL 60007

Item 2(a)         Name of Person Filing:

                        Stevia Company, Inc.
                        Fred K. Suzuki, President and Director
                        Lauane C. Addis, Secretary and Director
                        James F. Schembri, Director

Item 2(b)         Principal Business or Residence Address:

                        1940 E. Devon
                        Elk Grove Village, IL 60007

                        Fred K. Suzuki
                        710 South Kennicott
                        Arlington Heights, IL 60007

                        Lauane C. Addis
                        1819 Orleans Court
                        Elk Grove Village, IL 60007

                        James F. Schembri
                        P.O. Box 250243
                        West Bloomfield, MI 48325

Item 2(c)         Principal Business and Address:

                        Dormant producer of alternative sweetener
                        1940 E. Devon
                        Elk Grove Village, IL 60007

                        Fred K. Suzuki, President of Biosynergy, Inc. 710 South Kennicott
                       Arlington Heights, IL 60007

                        Lauane C. Addis, Attorney at Law
                        1819 Orleans Court
                        Elk Grove Village, IL 60007

                        James F. Schembri, Retired
                        P.O. Box 250243
                        West Bloomfield, MI 48325

Item 2(d)         Criminal Convictions:

                        None

Item 2(e)         Civil Proceedings:

                        None

Item 2(f)         Citizenship:

                        Organized under the laws of the State of Illinois. Fred K. Suzuki - United States
                        Lauane C. Addis - United States
                        James F. Schembri - United States

Item 3             Source and Amount of Funds and Other Consideration:

                   Stevia Company, Inc. owed $64,045.43 to F.K. Suzuki International, Inc. All 1,900,000 shares of Biosynergy, Inc. common stock held by the reporting person were exchanged for satisfaction of such debt.

                   Fred K. Suzuki - not applicable
                   Lauane C. Addis - not applicable
                   James F. Schembri - not applicable

Item 4             Purpose of Transaction:

                   The reporting person had been judicially dissolved and was winding up its business.

                   Fred K. Suzuki - not applicable
                   Lauane C. Addis - not applicable
                   James F. Schembri - not applicable

Item 5(a)         Aggregate Number and Percentage of Securities:

                  1,900,000 shares were transferred, representing 13.76%. After the transaction, the reporting person held no more securities.

                  Fred K. Suzuki, Lauane C. Addis, James F. Schembri, solely in their capacity as directors, and in the case of Lauane
                  C. Addis as Receiver, have the power to vote or dispose of the securities. Such power may be excercised on behalf of the reporting person only.

Item 5(b)         Transactions Within the Past 60 Days:

                  F.K. Suzuki International, Inc. acquired 1,900,000 from the reporting person in exchange for relinquishment of debt totaling $64,045.43. The reporting person had dissolved and was liquidating its assets.

Item 5(c) Power to Direct the Receipt of Dividends and Proceeds from the Sale of the Securities:

                  The following individuals, as directors, and in the case of Lauane C. Addis as Receiver, of Stevia Company, Inc. have the power to direct the receipt of dividends and proceeds from the sales of the securities:
                                      Fred K. Suzuki
                                      Lauane C. Addis
                                      James F. Schembri

Item 5(e) Date Reporting Person Ceased to be Beneficial Owner of More than 5%:

                  As of April 30, 1999, the reporting person ceased to be the beneficial owner of more than 5% of the securities.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer:

                        None

Item 7            Exhibits:

                  Exhibit E-1 - Exchange Agreement between F.K. Suzuki International, Inc. and Stevia Company, Inc. dated April 1, 1999.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              STEVIA COMPANY, INC.

          April 13, 1999
        _____________________                /s/ Lauane Addis /s/
                                           By_______________________________
               Date                          Lauane Addis

                                 EXHIBIT E-1

                             EXCHANGE AGREEMENT

          This Agreement is by and between F.K. Suzuki International, Inc., an Illinois Corporation ("FKSI") and Stevia Company, Inc., an Illinois Corporation ("Stevia").

          WHEREAS, Stevia has filed a Petition for Judicial Dissolution with the Circuit Court of Cook County, Illinois ("Dissolution Proceeding");

          WHEREAS, Stevia is indebted to FKSI in the amount of $64,045.43 ("Stevia Debt");

          WHEREAS, Stevia is the holder of 1,900,000 shares of Biosynergy, Inc. common stock (the "Exchange Shares"), and FKSI is the holder of 2,597,146 shares of Biosynergy, Inc. common stock;

          WHEREAS, although Biosynergy, Inc., common stock is traded in the over-the-counter market, such trades are sporadic and at a low volume;

          WHEREAS, as a major shareholder of Biosynergy, Inc. common stock, FKSI has an interest in protecting its investment in Biosynergy, Inc. and maintaining the future value of Biosynergy, Inc., common stock; and

          WHEREAS, it has been proposed that FKSI accept the Exchange Shares in full satisfaction of the Stevia Debt.

          NOW THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties hereto agree as follows:

          1. FKSI hereby agrees to accept the Exchange Shares in full satisfaction and payment of the Stevia Debt, and Stevia hereby agrees to transfer the Exchanged Shares to FKSI in full payment of the Stevia Debt.

          2. The parties acknowledge that the Exchange Shares have not been registered, and that neither FKSI or Stevia have an right to cause the registration thereof. In this regard, FKSI hereby accepts the Exchange Shares as Restricted Shares, as that term is defined in the Securities Act of 1933, as amended. FKSI hereby represents and covenants that it is acquiring the Exchange Shares for its own account, and not with a view to redistribute or otherwise dispose of the Exchange Shares.

          3. This Agreement shall be subject to approval of the Circuit Court of Cook County, Illinois, having jurisdiction over the Dissolution
Proceeding.

          4. Upon approval of this Agreement by the Circuit Court of Cook County having jurisdiction over the Dissolution Proceeding, Stevia shall cause the Exchanged Shares to be transferred to FKSI. The parties hereto agreed to execute such instruments, assignments, and other document as necessary to cause the transfer of the Exchange Shares to FKSI, free and clear of all liens and encumbrances.

          5. This Agreement shall be interpreted under the laws of the State of Illinois. This Agreement may be modified or amended only by a written instrument executed by all the parties hereto.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on this 29th day of April, 1999.


                                          STEVIA COMPANY, INC.


                                            /s/ Lauane C. Addis /s/
                                          ____________________________________
                                          By: Lauane C. Addis, Receiver



                                          F.K. SUZUKI INTERNATIONAL, INC.


                                              /s/ Fred K. Suzuki /s/
                                          ___________________________________
                                          Fred K. Suzuki, President


                                             /s/ Lauane C. Addis /s/
                                          ___________________________________
                                          Lauane C. Addis, Secretary